Sean M. Clayton	VIA EDGAR AND COURIER
+1 858 550 6034
sclayton@cooley.com

June 19, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tim Buchmiller

Mary Beth Bresling

Re:	Poseida Therapeutics, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 27, 2020

CIK No. 0001661460

Ladies and Gentlemen:

Please find enclosed on behalf of our client, Poseida Therapeutics, Inc., a Delaware corporation (the “Company”), a registration statement on Form S-1 (the “Registration Statement”). The Registration Statement updates the Company’s confidential draft registration statement on Form S-1 originally submitted to the Securities and Exchange Commission (the “Commission”) on April 17, 2020 and amended on May 27, 2020 (the “Amended Draft Registration Statement”). The copy of the Registration Statement that is enclosed with the paper copy of this letter is marked to show changes from the Amended Draft Registration Statement.

The Registration Statement is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated June 10, 2020 with respect to the Amended Draft Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Use of Proceeds, page 81

1.

We note your response to the first sentence of prior comment 5 and will review your revised disclosure when provided in a future amendment. With respect to the second sentence of that comment, please briefly disclose the reasons, as indicated in your response, as to why you cannot disclose at this time an estimate of the amount and sources of other funds necessary for the development of your product candidates since it does not appear that the proceeds from this offering will be sufficient to fund any of your product candidates through regulatory approval.

Response: The Company has revised its disclosure on page 81 of the Registration Statement in response to the Staff’s comment.

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

United States Securities and Exchange

Commission

June 19, 2020

Page Two

P-BCMA-ALLO1: Allogeneic CAR-T in Multiple Myeloma, page 144

2.

Although we note your response to prior comment 11, we continue to see that you disclose in this section that your proprietary Cas-CLOVER gene editing tool is designed to ensure patient safety. As requested by our prior comment, please remove any disclosure that your products are safe as those determinations are within the authority of the FDA and comparable regulatory bodies.

Response: The Company has revised its disclosure on page 144 of the Registration Statement in response to the Staff’s comment.

Company-Owned Intellectual Property, page 167

3.

We note your revised disclosure in response to prior comment 12. Please also disclose the expected duration of the U.S. patents covering the manufacturing methods and cell culture media used to produce genetically modified TSCM cells referred to in the second to last sentence of the last paragraph of this section and the “ex-U.S.” jurisdictions of the patents described in the last sentence of the last paragraph of this section.

Response: The Company has revised its disclosure on page 168 of the Registration Statement in response to the Staff’s comment.

License Agreement with Genus Oncology, page 170

4.

Please revise your disclosure to include the substantive portions of your response to prior comment 13 so that investors will be able to understand the materiality of the provisions as described in your response.

Response: The Company has revised its disclosure on page 170 of the Registration Statement in response to the Staff’s comment.

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Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com

United States Securities and Exchange

Commission

June 19, 2020

Page Three

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6034.

Sincerely,

/s/ Sean M. Clayton

Sean M. Clayton

cc:	Eric Ostertag, Poseida Therapeutics, Inc.

Mark Gergen, Poseida Therapeutics, Inc.

Charles S. Kim, Cooley LLP

Cheston J. Larson, Latham & Watkins LLP

Matthew T. Bush, Latham & Watkins LLP

Cooley LLP    4401 Eastgate Mall    San Diego, CA    92121

t: (858) 550-6000 f: (858) 550-6420 cooley.com